Novell, Inc.

404 Wyman Street

Waltham, MA 02451

April 25, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Division of Corporation Finance

Re:	Novell, Inc.
(Registration No. 333-119281)

Ladies and Gentlemen:

In connection with Post-Effective Amendment No. 2 to Novell, Inc.’s Registration Statement on Form S-3 (Registration No. 333-119281), Novell, Inc. acknowledges that:

•         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOVELL, INC.

By:	/s/ Jay Reilly
Jay Reilly
Assistant Secretary